UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

EXPLANATORY NOTE

2026 Annual General Meeting of Shareholders

On April 10, 2026, Marex Group plc (the “Company”) published information relating to its Annual General Meeting of Shareholders to be held on May 21, 2026.

Copies of the Notice of Annual General Meeting and accompanying proxy card are attached hereto as exhibits 99.1 and 99.2, respectively.

Court Meeting and General Meeting of Shareholders Relating to the Proposed Redomiciliation to Bermuda

On April 10, 2026, the Company also published information relating to a Court Meeting and General Meeting of Shareholders to be held on May 21, 2026.

Copies of the Scheme Circular and related Notices of Court Meeting and General Meeting of Shareholders and accompanying proxy cards are attached hereto as exhibits 99.3, 99.4 and 99.5, respectively.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Marex Group plc Notice of Annual General Meeting

99.2	Form of Proxy Card for Annual General Meeting

99.3	Marex Group plc Scheme Circular and Related Notices of Court Meeting and General Meeting

99.4	Form of Proxy Card for Court Meeting

99.5	Form of Proxy Card for General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: April 10, 2026	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer